Exhibit 99.1
Riskified Exceeds High End of FY'24 Revenue Guidance and
Achieves Full Year of Positive Adjusted EBITDA
Provides Initial 2025 Outlook

NEW YORK, March 5, 2025 - Riskified Ltd. (NYSE: RSKD) (the “Company”), a leader in ecommerce fraud and risk intelligence, today announced financial results for the three and twelve months ended December 31, 2024. The Company will host an investor call to discuss these results today at 8:30 a.m. Eastern Time.

"We began 2024 with a clear focus on advancing our AI platform, driving efficiency across the company, and strengthening our leadership position in the ecommerce market. I believe that our financial performance this year reflects meaningful progress in each of these areas. As we enter 2025, I am confident in the strength of our product platform and our ability to further scale our technology, bringing it to even more merchants around the world," said Eido Gal, Co-Founder and Chief Executive Officer of Riskified.

Q4 and Full Year 2024 Business Highlights

•Further Vertical and Geographic Diversification with the Addition of New Merchants: We continued to have success landing new merchants on the Riskified platform, which in turn deepened our vertical and geographic reach. Our top ten new logos added during the fourth quarter represented wins in five of our verticals and across all four geographies.

•Ongoing Success in Largest Verticals: In addition to broadening our vertical reach, we continued to have strong success in new logo wins and upsells in our two largest verticals during the year, Fashion & Luxury Goods and Tickets & Travel. We believe that our strong performance in these categories further strengthens our network flywheel effect and expands our competitive moat in these categories.

•Execution with Large Enterprises: In 2024, we surpassed our 2023 achievement in securing new business contracts valued at $1 million or more annually by more than 70%. We believe that this growth underscores our commitment to serving the world's largest and most recognized brands on a global scale.

•Continued Multi-Product Platform Expansion: Revenue growth outside of our core Chargeback Guarantee product increased by approximately 90% year-over-year, as our multi-product platform continued to resonate with merchants. These products represented approximately 10% of total new bookings won in 2024 and our pipeline of new activity for these products continued to grow.

•Achieved Full Year of Positive Adjusted EBITDA: We achieved Adjusted EBITDA margin expansion of approximately 800 basis points in 2024. We continued to manage the business in a disciplined manner, driving ongoing revenue and gross profit margin growth, as well as decreases in operating expenses across each area of the expense base.

•Launched Adaptive Checkout: We recently launched Adaptive Checkout, our All-in-One Fraud Prevention and Ecommerce Conversion solution designed to reduce fraud and drive higher conversion rates for ecommerce merchants. This advanced configuration of our Chargeback Guarantee product combines AI-powered fraud detection with conversion optimization, applying intelligent decisioning across the checkout flow to help approve more legitimate transactions.

•Partnership with Apriss Retail: We recently partnered with Apriss Retail, a top provider of return and claim authorization solutions. This innovative collaboration aims to address the growing challenges of omnichannel fraud and policy abuse by integrating comprehensive data on consumer shopping patterns throughout the entire customer journey — both in physical stores and online. This comprehensive offering seamlessly integrates online and offline channel data, providing a unique, unified view of customer interactions, which we believe further strengthens our Policy Protect offering.

•Share Repurchase Program Update: We continued to repurchase our shares at attractive valuation levels. In 2024 we repurchased an aggregate of 27.0 million shares for a total price of $141.1 million including broker and transaction fees.

Q4 and Full Year 2024 Financial Summary & Highlights
The following table summarizes our consolidated financial results for the three and twelve months ended December 31, 2024 and 2023, in thousands except where indicated:

	Three Months Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Gross merchandise volume ("GMV") in millions(1)	$39,486	$35,209	$141,198	$123,106
Increase in GMV year over year	12%		15%
Revenue	$93,529	$84,065	$327,516	$297,610
Increase in revenues year over year	11%		10%

GAAP Gross profit	$48,861	$48,515	$170,939	$152,519
GAAP Gross profit margin	52%	58%	52%	51%

Net profit (loss)	$(4,084)	$(3,265)	$(34,922)	$(59,035)
Net profit (loss) margin	(4)%	(4)%	(11)%	(20)%

Adjusted EBITDA(1)	$11,204	$9,713	$17,194	$(8,490)
Adjusted EBITDA margin(1)	12%	12%	5%	(3)%
Additional Financial Highlights

•GAAP gross profit margin of 52% for the three months ended December 31, 2024, decreased from 58% in the prior year. Non-GAAP gross profit margin(1) of 53% for the three months ended December 31, 2024, decreased from 58% in the prior year. GAAP gross profit margin of 52% for the year ended December 31, 2024, improved from 51% in the prior year. Non-GAAP gross profit margin of 53% for the year ended December 31, 2024, improved from 52% in the prior year.

•GAAP net loss per share remained flat at $(0.02) for the three months ended December 31, 2024 and in the prior year. Non-GAAP diluted net profit per share(1) for the three months ended December 31, 2024 was $0.06 compared to $0.07 in the prior year. GAAP net loss per share was $(0.20) for the year ended December 31, 2024 compared to $(0.33) in the prior year. Non-GAAP diluted net profit per share for the year ended December 31, 2024 was $0.17 compared to $0.05 in the prior year.

•Operating cash flow of positive $10.7 million for the three months ended December 31, 2024, improved from $7.4 million in the prior year. Free cash flow(1) of positive $10.6 million for the three months ended December 31, 2024, improved from $7.1 million in the prior year. Operating cash flow of positive $39.7 million for the year ended December 31, 2024, improved from $7.3 million in the prior year. Free cash flow of positive $39.1 million for the year ended December 31, 2024, improved from $5.9 million in the prior year.

•Ended December 31, 2024 with approximately $376.1 million of cash and deposits on the balance sheet and zero debt.

“We are proud to have achieved record Free Cash Flows and Adjusted EBITDA in 2024. By tightly managing our bottom line, we believe we are well positioned to deliver further Adjusted EBITDA margin expansion in 2025 and beyond. Our commitment to financial discipline and profitable growth will remain at the forefront as we strive to create value for all of our stakeholders,” said Aglika Dotcheva, Chief Financial Officer of Riskified.
Financial Outlook

For the year ending December 31, 2025, we expect:

•Revenue between $333 million and $346 million

•Adjusted EBITDA(2) between $18 million and $26 million

(1) GMV is a key performance indicator. Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit margin, non-GAAP diluted net profit per share, and free cash flow are non-GAAP measures of financial performance. See “Key

Performance Indicators and Non-GAAP Measures” for additional information and “Reconciliation of GAAP to Non-GAAP Measures” for a reconciliation to the most directly comparable GAAP measure.

(2) We refer to certain forward-looking non-GAAP financial measures in this press release and on our quarterly results conference call. We are not able to provide a reconciliation of forward-looking Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, or non-GAAP operating expense for the fiscal year ending December 31, 2025 to net profit (loss), gross profit, and total operating expenses, respectively, because certain items that are excluded from these non-GAAP metrics but included in the most directly comparable GAAP financial measures, cannot be predicted on a forward-looking basis without unreasonable effort or are not within our control. For example, we are unable to forecast the magnitude of foreign currency transaction gains or losses which are subject to many economic and other factors beyond our control. For the same reasons, we are unable to address the probable significance of the unavailable information, which could have a potentially unpredictable and significant impact on our future GAAP financial results.

Conference Call and Webcast Details

The Company will host a conference call to discuss its financial results today, March 5, 2025 at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Riskified’s Investor Relations website at ir.riskified.com. A replay of the webcast will also be available for a limited time at ir.riskified.com. The press release with the financial results, as well as the investor presentation materials will be accessible on the Company’s Investor Relations website prior to the conference call.
Key Performance Indicators and Non-GAAP Measures
This press release and the accompanying tables contain references to Gross Merchandise Volume ("GMV"), which is a key performance indicator, and to certain non-GAAP measures which include non-GAAP measures of financial performance such as Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP cost of revenue, non-GAAP operating expenses by line item, non-GAAP net profit (loss), and non-GAAP net profit (loss) per share, and a non-GAAP measure of liquidity, Free Cash Flow. Management and our Board of Directors use key performance indicators and non-GAAP measures as supplemental measures of performance and liquidity because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items that we believe do not directly reflect our core operations. We also use Adjusted EBITDA for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives, and to evaluate our capacity to expand our business. Free Cash Flow provides useful information to management and investors about the amount of cash generated by the business that can be used for strategic opportunities, including investing in our business and strengthening our balance sheet.
These non-GAAP measures should not be construed as an inference that our future results will be unaffected by unusual or other items. Non-GAAP measures of financial performance have limitations as analytical tools in that these measures do not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments; these measures do not reflect changes in, or cash requirements for, our working capital needs; these measures do not reflect our tax expense or the cash requirements to pay our taxes, and assets being depreciated and amortized will often have to be replaced in the future and these measures do not reflect any cash requirements for such replacements. Free Cash Flow is limited because it does not represent the residual cash flow available for discretionary expenditures. Free Cash Flow is not necessarily a measure of our ability to fund our cash needs.
In light of these limitations, management uses these non-GAAP measures to supplement, not replace, our GAAP results. The non-GAAP measures used herein are not necessarily comparable to similarly titled captions of other companies due to different calculation methods. Non-GAAP financial measures should not be considered in isolation, as an alternative to, or superior to information prepared and presented in accordance with GAAP. These measures are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. By providing these non-GAAP measures together with a reconciliation to the most comparable GAAP measure, we believe we are enhancing investors' understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.
We define GMV as the gross total dollar value of orders reviewed through our AI-powered ecommerce risk intelligence platform during the period indicated, including the value of orders that we did not approve. GMV is an indicator of the success of our merchants and the scale of our platform. GMV does not represent transactions successfully completed on our merchants’ websites or revenue earned by us, however, our revenue is directionally correlated with the level of GMV reviewed through our platform and is an indicator of future revenue opportunities. We generate revenue based on the portion of GMV we approve multiplied by the associated risk-adjusted fee.

We define each of our non-GAAP measures of financial performance, as the respective GAAP balances shown in the below tables, adjusted for, as applicable, depreciation and amortization (including amortization of capitalized internal-use software as presented in our statement of cash flows), share-based compensation expense, payroll taxes related to share-based compensation, litigation-related expenses, restructuring costs, provision for (benefit from) income taxes, other income (expense) including foreign currency transaction gains and losses and gains and losses on non-designated hedges, and interest income (expense). Adjusted EBITDA margin represents Adjusted EBITDA expressed as a percentage of revenue. Non-GAAP Gross Profit Margin represents Non-GAAP Gross Profit expressed as a percentage of revenue. We define non-GAAP net profit (loss) per share as non-GAAP net profit (loss) divided by non-GAAP weighted-average shares. We define non-GAAP weighted-average shares, as GAAP weighted average shares, adjusted to reflect any dilutive ordinary share equivalents resulting from non-GAAP net profit (loss), if applicable.

We define Free Cash Flow as net cash provided by (used in) operating activities, less cash purchases of property and equipment.

Management believes that by excluding certain items from the associated GAAP measure, these non-GAAP measures are useful in assessing our performance and provide meaningful supplemental information due to the following factors:

Depreciation and amortization: We exclude depreciation and amortization (including amortization of capitalized internal-use software) because we believe that these costs are not core to the performance of our business and the utilization of the underlying assets being depreciated and amortized can change without a corresponding impact on the operating performance of our business. Management believes that excluding depreciation and amortization facilitates comparability with other companies in our industry.

Share-based compensation expense: We exclude share-based compensation expense primarily because it is a non-cash expense that does not directly correlate to the current performance of our business. This is because the expense is calculated based on the grant date fair value of an award which may vary significantly from the current fair market value of the award based on factors outside of our control. Share-based compensation expense is principally aimed at aligning our employees’ interests with those of our shareholders and at long-term retention, rather than to address operational performance for any particular period.

Payroll taxes related to share-based compensation: We exclude employer payroll tax expense related to share-based compensation in order to see the full effect that excluding that share-based compensation expense had on our operating results. These expenses are tied to the exercise or vesting of underlying equity awards and the price of our common stock at the time of vesting or exercise, which may vary from period to period independent of the operating performance of our business.

Litigation-related expenses: We exclude costs associated with the legal matter previously disclosed in Item 8.A. “Legal and Arbitration Proceedings” in our Form 20-F for the year ended December 31, 2023, as filed with the SEC on March 6, 2024, as such costs are not reflective of costs associated with our ongoing business and operating results and are viewed as unusual and infrequent.

Restructuring costs: We exclude costs associated with reductions in force because these costs are related to one-time severance and benefit payments and are not reflective of costs associated with our ongoing business and operating results and are viewed as unusual and infrequent.
See the tables below for reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.
Forward Looking Statements

This press release and announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward looking statements contained in Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Exchange Act. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding our revenue and adjusted EBITDA guidance for fiscal year 2025, our anticipated non-GAAP gross profit margin, expectations as to continued margin expansion, future growth potential in new verticals, new geographies and from new-products, anticipated benefits of our share repurchase program and management of our dilution, internal modeling assumptions, expectations as to the macroeconomic environment, expectations as to our new merchant pipeline and upsell opportunities, the impact of competition, pricing pressure and churn, the performance of our AI-powered multi-product platform, the benefits of our partnerships and collaborations with third-parties, our forecasted operating expenses and our business plans and strategy are forward looking statements, which reflect our current views with respect to future events and are not a guarantee of future performance. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “forecasts,” “aims,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.

Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our ability to manage our growth effectively; continued use of credit cards and other payment methods that expose merchants to the risk of payment fraud, and other changes in laws and regulations, including card scheme rules, related to the use of these payment methods, and the emergence of new alternative payments products; our ability to attract new merchants and retain existing merchants and increase sales of our products to existing merchants; our history of net losses and ability to achieve profitability; the impact of macroeconomic and geopolitical conditions on us and on the performance of our merchants; the accuracy of our estimates of market opportunity and forecasts of market growth; competition; our ability to continue to improve our machine learning models; fluctuations in our CTB Ratio and gross profit margin, including as a result of large-scale merchant fraud attacks or other security incidents; our ability to protect the information of our merchants and consumers; our ability to predict future revenue due to lengthy sales cycles; seasonal fluctuations in revenue; our merchant concentration and loss of a significant merchant; the financial condition of our merchants, particularly in challenging macroeconomic environments, and the impact of pricing pressure; our ability to increase the adoption of our products, develop and introduce new products and effectively manage the impact of new product introductions on our existing product portfolio; our ability to mitigate the risks involved with selling our products to large enterprises; changes to our pricing and pricing structures; our ability to retain the services of our executive officers, and other key personnel, including our co-founders; our ability to attract and retain highly qualified personnel, including software engineers and data scientists, particularly in Israel; our ability to manage periodic realignments of our organization, including expansion or reductions in force; our exposure to existing and potential future litigation claims; our exposure to fluctuations in currency exchange rates, including recent declines in the value of the Israeli shekel against the US dollar as a result of the ongoing conflict in Israel; our ability to obtain additional capital; our reliance on third-party providers of cloud-based infrastructure; our ability to protect our intellectual property rights; technology and infrastructure interruptions or performance problems; the efficiency and accuracy of our machine learning models and access to third-party and merchant data; our ability to comply with evolving data protection, privacy and security laws; the development of regulatory frameworks for machine learning technology and artificial intelligence; our use of open-source software; our ability to enhance and maintain our brand; our ability to execute potential acquisitions, strategic investments, partnerships, or alliances; potential claims related to the violation of the intellectual property rights of third parties; our failure to comply with anti-corruption, trade compliance, and economic sanctions laws and regulations; disruption, instability and volatility in global markets and industries; our ability to enforce non-compete agreements entered into with our employees; our ability to maintain effective systems of disclosure controls and financial reporting; our ability to accurately estimate or judgements relating to our critical accounting policies; our business in China; changes in tax laws or regulations; increasing scrutiny of, and expectations for, environmental, social and governance initiatives; potential future requirements to collect sales or other taxes; potential future changes in the taxation of international business and corporate tax reform; changes in and application of insurance laws or regulations; conditions in Israel that may affect our operations; the impact of the dual class structure of our ordinary shares; risks associated with our share repurchase program, including the risk that the program could increase volatility and fail to enhance shareholder value; our status as a foreign private issuer; and other risk factors set forth in Item 3.D - “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, to be filed with the SEC, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

About Riskified

Riskified empowers businesses to unleash ecommerce growth by outsmarting risk. Many of the world’s biggest brands and publicly traded companies selling online rely on Riskified for guaranteed protection against chargebacks, to fight fraud and policy abuse at scale, and to improve customer retention. Developed and managed by the largest team of ecommerce risk analysts, data scientists, and researchers, Riskified’s AI-powered fraud and risk intelligence platform analyzes the individual behind each interaction to provide real-time decisions and robust identity-based insights. Riskified was named to CNBC's World’s Top Fintech Companies in 2024. Learn more at riskified.com.

Investor Relations: Chett Mandel, Head of Investor Relations | ir@riskified.com

Corporate Communications: Cristina Dinozo, Senior Director of Communications | press@riskified.com

RISKIFIED LTD.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of December 31, 2024	As of December 31, 2023

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$371,063	$440,838
Short-term deposits	5,000	5,000
Accounts receivable, net	47,803	46,886
Prepaid expenses and other current assets	9,830	10,607
Short-term investments	—	28,968
Total current assets	433,696	532,299
Property and equipment, net	12,704	15,639
Operating lease right-of-use assets	25,310	29,742
Deferred contract acquisition costs	16,558	15,562
Other assets, noncurrent	7,593	8,690
Total assets	$495,861	$601,932
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$2,309	$2,573
Accrued compensation and benefits	26,365	24,016
Guarantee obligations	13,061	12,719
Provision for chargebacks, net	9,434	12,092
Operating lease liabilities, current	5,590	5,615
Accrued expenses and other current liabilities	13,780	12,796
Total current liabilities	70,539	69,811
Operating lease liabilities, noncurrent	21,940	25,694
Other liabilities, noncurrent	21,078	14,706
Total liabilities	113,557	110,211
Shareholders’ equity:
Class A ordinary shares, no par value; 900,000,000 shares authorized as of December 31, 2024 and December 31, 2023; 112,306,279 and 128,738,857 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	—	—
Class B ordinary shares, no par value; 232,500,000 shares authorized as of December 31, 2024 and December 31, 2023; 48,902,840 and 49,814,864 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	—	—
Treasury shares at cost, 30,049,351 and 3,038,865 ordinary shares as of December 31, 2024 and December 31, 2023, respectively	(154,223)	(13,155)
Additional paid-in capital	982,131	916,371
Accumulated other comprehensive profit (loss)	887	74
Accumulated deficit	(446,491)	(411,569)
Total shareholders’ equity	382,304	491,721
Total liabilities and shareholders’ equity	$495,861	$601,932

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Revenue	$93,529	$84,065	$327,516	$297,610
Cost of revenue	44,668	35,550	156,577	145,091
Gross profit	48,861	48,515	170,939	152,519
Operating expenses:
Research and development	16,543	17,122	68,065	71,577
Sales and marketing	19,708	21,344	86,389	88,441
General and administrative	16,024	16,613	64,337	69,350
Total operating expenses	52,275	55,079	218,791	229,368
Operating profit (loss)	(3,414)	(6,564)	(47,852)	(76,849)
Interest income (expense), net	3,978	5,994	20,167	22,775
Other income (expense), net	(1,215)	(218)	(818)	837
Profit (loss) before income taxes	(651)	(788)	(28,503)	(53,237)
Provision for (benefit from) income taxes	3,433	2,477	6,419	5,798
Net profit (loss)	$(4,084)	$(3,265)	$(34,922)	$(59,035)
Other comprehensive profit (loss), net of tax:
Other comprehensive profit (loss)	761	3,251	813	1,713
Comprehensive profit (loss)	$(3,323)	$(14)	$(34,109)	$(57,322)

Net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	$(0.02)	$(0.02)	$(0.20)	$(0.33)
Weighted-average shares used in computing net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	164,123,620	180,172,629	170,907,159	176,773,398

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Three Months Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Cash flows from operating activities:
Net profit (loss)	$(4,084)	$(3,265)	$(34,922)	$(59,035)
Adjustments to reconcile net profit (loss) to net cash provided by (used in) operating activities:
Unrealized loss (gain) on foreign currency	1,042	534	388	(850)
Provision for (benefit from) account receivable allowances	(136)	22	626	198
Depreciation and amortization	789	896	3,349	3,568
Amortization of capitalized internal-use software costs	383	383	1,532	1,532
Amortization of deferred contract costs	2,697	2,613	10,784	9,567
Impairment of deferred contract costs	—	—	1,205	—
Share-based compensation expense	13,369	14,925	57,831	62,410
Non-cash right-of-use asset changes	991	1,095	4,432	4,605
Changes in accrued interest	883	934	1,356	2,593
Ordinary share warrants issued to a customer	2,534	384	3,685	1,536
Other	79	38	398	161
Changes in operating assets and liabilities:
Accounts receivable	(13,626)	(15,873)	(1,849)	(9,685)
Deferred contract acquisition costs	(5,043)	(3,700)	(10,535)	(8,893)
Prepaid expenses and other assets	(1,405)	279	(2,696)	(1,618)
Accounts payable	222	(29)	(203)	373
Accrued compensation and benefits	6,100	4,093	2,541	(199)
Guarantee obligations	1,322	3,230	342	358
Provision for chargebacks, net	625	1,394	(2,658)	112
Operating lease liabilities	(1,083)	(1,086)	(3,648)	(4,580)
Accrued expenses and other liabilities	5,032	556	7,738	5,126
Net cash provided by (used in) operating activities	10,691	7,423	39,696	7,279
Cash flows from investing activities:
Purchases of short-term deposits	—	—	—	(55,000)
Maturities of short-term deposits	—	10,000	—	337,000
Purchases of investments	—	—	—	(29,086)
Maturities of investments	28,300	—	28,300	—
Purchases of property and equipment	(130)	(281)	(637)	(1,355)
Proceeds from sale of fixed assets	8	—	91	—
Net cash provided by (used in) investing activities	28,178	9,719	27,754	251,559
Cash flows from financing activities:
Proceeds from exercise of share options	800	728	4,244	3,841
Purchases of treasury shares	(24,624)	(13,155)	(141,068)	(13,155)
Net cash provided by (used in) financing activities	(23,824)	(12,427)	(136,824)	(9,314)
Effects of exchange rates on cash and cash equivalents	(380)	650	(401)	297
Net increase (decrease) in cash and cash equivalents	14,665	5,365	(69,775)	249,821
Cash and cash equivalents—beginning of period	356,398	435,473	440,838	191,017
Cash and cash equivalents—end of period	$371,063	$440,838	$371,063	$440,838

Reconciliation of GAAP to Non-GAAP Measures
The following tables reconcile non-GAAP measures to the most directly comparable GAAP measure and are presented in thousands except for share and per share amounts.

	Three Months Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Net profit (loss)	$(4,084)	$(3,265)	$(34,922)	$(59,035)
Provision for (benefit from) income taxes	3,433	2,477	6,419	5,798
Interest (income) expense, net	(3,978)	(5,994)	(20,167)	(22,775)
Other (income) expense, net	1,215	218	818	(837)
Depreciation and amortization	1,172	1,279	4,881	5,100
Share-based compensation expense	13,369	14,925	57,831	62,410
Payroll taxes related to share-based compensation	77	73	563	459
Litigation-related expenses	—	—	1	390
Restructuring costs	—	—	1,770	—
Adjusted EBITDA	$11,204	$9,713	$17,194	$(8,490)
Net profit (loss) margin	(4)%	(4)%	(11)%	(20)%
Adjusted EBITDA Margin	12%	12%	5%	(3)%

	Three Months Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
GAAP gross profit	$48,861	$48,515	$170,939	$152,519
Plus: depreciation and amortization	417	427	1,685	1,726
Plus: share-based compensation expense	171	196	765	770
Plus: payroll taxes related to share-based compensation	2	3	17	11
Plus: restructuring costs	—	—	156	—
Non-GAAP gross profit	$49,451	$49,141	$173,562	$155,026
Gross profit margin	52%	58%	52%	51%
Non-GAAP gross profit margin	53%	58%	53%	52%

	Three Months Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
GAAP cost of revenue	$44,668	$35,550	$156,577	$145,091
Less: depreciation and amortization	417	427	1,685	1,726
Less: share-based compensation expense	171	196	765	770
Less: payroll taxes related to share-based compensation	2	3	17	11
Less: restructuring costs	—	—	156	—
Non-GAAP cost of revenue	$44,078	$34,924	$153,954	$142,584

GAAP research and development	$16,543	$17,122	$68,065	$71,577
Less: depreciation and amortization	346	394	1,473	1,566
Less: share-based compensation expense	3,069	3,060	13,061	13,152
Less: payroll taxes related to share-based compensation	—	1	4	2
Less: restructuring costs	—	—	555	—
Non-GAAP research and development	$13,128	$13,667	$52,972	$56,857

GAAP sales and marketing	$19,708	$21,344	$86,389	$88,441
Less: depreciation and amortization	235	258	973	1,025
Less: share-based compensation expense	4,136	4,706	18,506	19,420
Less: payroll taxes related to share-based compensation	44	40	321	248
Less: restructuring costs	—	—	563	—
Non-GAAP sales and marketing	$15,293	$16,340	$66,026	$67,748

GAAP general and administrative	$16,024	$16,613	$64,337	$69,350
Less: depreciation and amortization	174	200	750	783
Less: share-based compensation expense	5,993	6,963	25,499	29,068
Less: payroll taxes related to share-based compensation	31	29	221	198
Less: litigation-related expenses	—	—	1	390
Less: restructuring costs	—	—	496	—
Non-GAAP general and administrative	$9,826	$9,421	$37,370	$38,911

	Three Months Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Net cash provided by (used in) operating activities	$10,691	$7,423	$39,696	$7,279
Purchases of property and equipment	(130)	(281)	(637)	(1,355)
Free Cash Flow	$10,561	$7,142	$39,059	$5,924

	Three Months Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Net profit (loss)	$(4,084)	$(3,265)	$(34,922)	$(59,035)
Depreciation and amortization	1,172	1,279	4,881	5,100
Share-based compensation expense	13,369	14,925	57,831	62,410
Payroll taxes related to share-based compensation	77	73	563	459
Litigation-related expenses	—	—	1	390
Restructuring costs	—	—	1,770	—
Non-GAAP net profit (loss)	$10,534	$13,012	$30,124	$9,324

Weighted-average shares used in computing net profit (loss) and non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, basic	164,123,620	180,172,629	170,907,159	176,773,398
Add: Dilutive Class A and B ordinary share equivalents	5,110,556	5,541,867	6,771,298	7,446,405
Weighted-average shares used in computing non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, diluted	169,234,176	185,714,496	177,678,457	184,219,803

Net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	$(0.02)	$(0.02)	$(0.20)	$(0.33)
Non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, basic	$0.06	$0.07	$0.18	$0.05
Non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, diluted	$0.06	$0.07	$0.17	$0.05